SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of August, 2006

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company dated 14th August 2006


PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares

 1. Name of Company

    Prudential plc

 2. Name of shareholder having a major interest:

    Barclays PLC

 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Notifiable interest of Barclays PLC

 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

Registered Holder                                    Account Designation         Holding
Bank of Ireland                                                   426360          39,048
Bank of New York                                                                 169,996
Barclays Capital Nominees Limited                                              5,742,200
Barclays Capital Nominees Limited                                              1,025,912
Barclays Capital Nominees Limited                                                940,000
Barclays Capital Securities Ltd.                                                  99,302
Barclays Capital Securities Ltd.                                                  21,772
Barclays Global Investors Canada                                                 168,295
Barclays Trust Co & Others                                                        38,835
BARCLAYS TRUST CO AS EXEC/ADM
C 000000000000000000                                                                 575
Barclays Trust Co DMC69 C 000000000000000000                                      16,262
Barclays Trust Co E99 C 000000000000000000                                         1,959
Barclays Trust Co NOMS & DYE                                                       5,145
Barclays Trust Co R69 000000000000000000                                         604,871
CHASE NOMINEES LTD                                                 16376       1,183,316
CHASE NOMINEES LTD                                                 28270         790,627
Clydesdale Nominees HGB0125                                  00032349601           2,238
Clydesdale Nominees HGB0125                                  00032449201           7,226
Clydesdale Nominees HGB0125                                  00049950001           2,133
Clydesdale Nominees HGB0125                                  00059396501             915
Clydesdale Nominees HGB0125                                  00059419801             465
Clydesdale Nominees HGB0125                                  00059441401           5,125
Clydesdale Nominees HGB0125                                  00059553401           1,479
Clydesdale Nominees HGB0125                                  00059571201             657
Clydesdale Nominees HGB0125                                  00059710301             612
Clydesdale Nominees HGB0125                                  00059732401           2,049
Clydesdale Nominees HGB0125                                  00059737501           1,986
Clydesdale Nominees HGB0125                                  00059738301           2,588
Clydesdale Nominees HGB0125                                  00059744801           1,245
Clydesdale Nominees HGB0125                                  00059778201             842
Clydesdale Nominees HGB0125                                  00064544201           1,745
Clydesdale Nominees HGB0125                                  00065136101             704
Clydesdale Nominees HGB0125                                  00066860401             565
Clydesdale Nominees HGB0125                                  00067940101           9,338
Clydesdale Nominees HGB0125                                  00068640801           7,290
Clydesdale Nominees HGB0125                                  00069108801           1,006
Clydesdale Nominees HGB0125                                  00069238601           3,113
Clydesdale Nominees HGB0125                                  00069296301           5,730
Clydesdale Nominees HGB0125                                  00069340401             927
Clydesdale Nominees HGB0125                                  00069447801          12,765
Clydesdale Nominees HGB0125                                  00069451601          10,610
Clydesdale Nominees HGB0125                                  00069732901           7,298
Clydesdale Nominees HGB0125                                  00069738801             666
Clydesdale Nominees HGB0125                                  00069744201           2,788
Clydesdale Nominees HGB0125                                  00069751501           5,200
Clydesdale Nominees HGB0125                                  00069829501           1,179
Clydesdale Nominees HGB0125                                  00069830901           6,180
Clydesdale Nominees HGB0125                                  00070295001             705
Clydesdale Nominees HGB0125                                  00070314001             641
Clydesdale Nominees HGB0125                                  00070331001             837
Clydesdale Nominees HGB0125                                  00070335301           1,342
Clydesdale Nominees HGB0125                                  00070339601             848
Clydesdale Nominees HGB0125                                  00070387601             626
Clydesdale Nominees HGB0125                                  00070388401             928
Clydesdale Nominees HGB0125                                  00070391401             581
Clydesdale Nominees HGB0125                                  00080750701           3,877
Clydesdale Nominees HGB0125                                  00080766301             857
Clydesdale Nominees HGB0125                                  00083011801           1,014
Clydesdale Nominees HGB0125                                  00086680501             944
Clydesdale Nominees HGB0125                                  00088608301             758
Clydesdale Nominees HGB0125                                  00120010601           5,350
Clydesdale Nominees HGB0125                                  00300000001             916
Clydesdale Nominees HGB0125                                  00310007101           1,669
Clydesdale Nominees HGB0125                                  00310042001             999
Clydesdale Nominees HGB0125                                  00310092601           2,312
Clydesdale Nominees HGB0125                                  00310128001           1,162
Clydesdale Nominees HGB0125                                  00310186801             728
Clydesdale Nominees HGB0125                                  00310205801             599
Clydesdale Nominees HGB0125                                  00310231701             731
Clydesdale Nominees HGB0125                                  00310246501           9,119
Clydesdale Nominees HGB0125                                  00310254601           1,371
Clydesdale Nominees HGB0125                                  00310255401           7,918
Clydesdale Nominees HGB0125                                  00310266001             486
Clydesdale Nominees HGB0125                                  00310311901             893
Clydesdale Nominees HGB0125                                  00310567701             773
Clydesdale Nominees HGB0125                                  00310589801             454
Clydesdale Nominees HGB0125                                  00310590101             638
Clydesdale Nominees HGB0125                                  00310594401             783
Clydesdale Nominees HGB0125                                  00700009301             848
Clydesdale Nominees HGB0125                                  00700066201             776
Clydesdale Nominees HGB0125                                  00700083201             607
Clydesdale Nominees HGB0125                                  00700106501             797
Clydesdale Nominees HGB0125                                  00700133201             856
Clydesdale Nominees HGB0125                                  00700204501           1,299
Clydesdale Nominees HGB0225                                   0059579802           1,236
Clydesdale Nominees HGB0225                                   0059727802          11,187
Clydesdale Nominees HGB0225                                   0070160102           1,580
Clydesdale Nominees HGB0225                                   0070383302           3,645
Clydesdale Nominees HGB0225                                   0087093402           1,842
Clydesdale Nominees HGB0325                                   0070309403             717
Clydesdale Nominees HGB0325                                   0087093403             671
Gerrard Nominees Limited                                          602698           1,034
Gerrard Nominees Limited                                          605704             933
Gerrard Nominees Limited                                          607486             722
Gerrard Nominees Limited                                          608459             490
Gerrard Nominees Limited                                          611717           3,700
Gerrard Nominees Limited                                          617906           1,730
Gerrard Nominees Limited                                          640824           5,000
Gerrard Nominees Limited                                          642367           4,100
Gerrard Nominees Limited                                          642686             723
Gerrard Nominees Limited                                          643975           3,400
Gerrard Nominees Limited                                          647291           2,100
Gerrard Nominees Limited                                          650668           2,200
Gerrard Nominees Limited                                          652198          10,000
Gerrard Nominees Limited                                          653035           2,200
Gerrard Nominees Limited                                          659442             950
Gerrard Nominees Limited                                          659645           1,166
Gerrard Nominees Limited                                          660137           1,000
Gerrard Nominees Limited                                          660430           1,000
Gerrard Nominees Limited                                          660632           1,750
Gerrard Nominees Limited                                          660758           5,833
Gerrard Nominees Limited                                          660851          10,000
Gerrard Nominees Limited                                          660968           3,000
Gerrard Nominees Limited                                          768557           8,500
Gerrard Nominees Limited                                          770101           9,250
Greig Middleton Nominees Limited (GM1)                                           684,854
Greig Middleton Nominees Ltd (GM3)                              220805DN          46,083
INVESTORS BANK AND TRUST CO.                                                     597,089
INVESTORS BANK AND TRUST CO.                                                     743,589
INVESTORS BANK AND TRUST CO.                                                      68,400
INVESTORS BANK AND TRUST CO.                                                     111,921
INVESTORS BANK AND TRUST CO.                                                      68,904
INVESTORS BANK AND TRUST CO.                                                   6,006,757
INVESTORS BANK AND TRUST CO.                                                      18,322
INVESTORS BANK AND TRUST CO.                                                     277,050
INVESTORS BANK AND TRUST CO.                                                     395,740
INVESTORS BANK AND TRUST CO.                                                     143,780
INVESTORS BANK AND TRUST CO.                                                     221,581
INVESTORS BANK AND TRUST CO.                                                      37,679
INVESTORS BANK AND TRUST CO.                                                       5,747
INVESTORS BANK AND TRUST CO.                                                     526,226
INVESTORS BANK AND TRUST CO.                                                  12,306,118
INVESTORS BANK AND TRUST CO.                                                     408,257
INVESTORS BANK AND TRUST CO.                                                   2,415,299
INVESTORS BANK AND TRUST CO.                                                       7,800
INVESTORS BANK AND TRUST CO.                                                      19,148
JP MORGAN (BGI CUSTODY)                                            16331         563,804
JP MORGAN (BGI CUSTODY)                                            16338         145,245
JP MORGAN (BGI CUSTODY)                                            16341       1,319,270
JP MORGAN (BGI CUSTODY)                                            16342         308,224
JP MORGAN (BGI CUSTODY)                                            16400      19,260,028
JP MORGAN (BGI CUSTODY)                                            17011          41,342
JP MORGAN (BGI CUSTODY)                                            18408         103,058
JPMorgan Chase Bank                                                               38,836
JPMorgan Chase Bank                                                               63,382
JPMorgan Chase Bank                                                                9,491
JPMorgan Chase Bank                                                               23,870
JPMorgan Chase Bank                                                              224,490
JPMorgan Chase Bank                                                               25,156
JPMorgan Chase Bank                                                              146,939
JPMorgan Chase Bank                                                               26,875
JPMorgan Chase Bank                                                              213,062
JPMorgan Chase Bank                                                               15,670
JPMorgan Chase Bank                                                                6,848
JPMorgan Chase Bank                                                              348,125
JPMorgan Chase Bank                                                              324,032
JPMorgan Chase Bank                                                              257,065
JPMorgan Chase Bank                                                               22,621
JPMorgan Chase Bank                                                              123,114
JPMorgan Chase Bank                                                               67,196
JPMorgan Chase Bank                                                            1,306,080
JPMorgan Chase Bank                                                              237,160
JPMorgan Chase Bank                                                               27,704
JPMorgan Chase Bank                                                               20,188
JPMORGAN CHASE BANK                                                              211,808
JPMORGAN CHASE BANK                                                               78,262
Master Trust Bank                                                                 44,549
Mellon Trust - US CUSTODIAN /                                                     95,994
Mitsubishi Trust International                                                    18,218
Mitsui Asset                                                                      40,461
R C Greig Nominees Limited                                                     6,259,362
R C Greig Nominees Limited a/c AK1                                             2,130,661
R C Greig Nominees Limited a/c BL1                                               574,828
R C Greig Nominees Limited a/c BL1                                   RES             680
R C Greig Nominees Limited a/c CM1                                                97,186
R C Greig Nominees Limited GP1                                                   647,320
R C Greig Nominees Limited GP1                                    234092           1,108
R C Greig Nominees Limited SA1                                                   189,269
Reflex Nominees Limited                                                            3,079
Reflex Nominees Limited                                                            3,085
STATE STREET BANK AND TRUST CO                                                   153,383
STATE STREET BOSTON                                                            1,238,221
Trust & Custody Services Bank                                                      1,439
Trust & Custody Services Bank                                                     24,089
ZEBAN NOMINEES LIMITED                                                         1,022,018

Total                                                                         74,326,719

 5. Number of shares/amount of stock acquired:

    See Additional Information

 6. Percentage of issued class:

    See Additional Information

 7. Number of shares/amount of stock disposed:

    N/A

 8. Percentage of issued class:

    N/A

 9. Class of security:

    Ordinary shares of 5p each

10. Date of transaction:

    9 August 2006

11. Date company informed:

    14 August 2006

12. Total holding following this notification:

    74,326,719

13. Total percentage holding of issued class following this notification:

    3.06%

14. Additional Information:

        Barclays PLC notified the Company that at the close of business on 9 August 2006 it had an interest in 74,326,719 ordinary shares of Prudential plc.

        Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principle place of business is in the United States of America.

                                     -ENDS-



Contact name for Enquiries

Sylvia Edwards

020 7548 3423

Company official responsible for making notification

Jon Bunn, PR Director

020 7548 3559


                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 14 August 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/            Jon Bunn
                                                        PR Director